CERTIFICATE OF AUTHOR
WILLIAM J. LEWIS

As the co-author of this report on the Guanaceví project of Endeavour Silver Corp., in Durango State, Mexico, I, William J. Lewis do hereby certify that:

1)

I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon- international.com;

2)	I hold the following academic qualifications:

B.Sc. (Geology) University of British Columbia 1985

3)

I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

	•	Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333)

	•	Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450)

	•	The Geological Association of Canada (Associate Member # A5975)

	•	The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

4)	I have worked as a geologist in the minerals industry for 21 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration; I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6)	I visited the Guanaceví property from December 15 to 19, 2006;

7)	I have had no prior involvement with the mineral properties in question;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

10)

I am responsible for the preparation of sections 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12 , 13, 15, 21 and portions of sections 1, 14, 16, 17, 18, 19 and 20 of the technical report dated April 16, 2007 entitled “NI 43-101 Technical Report Audit of the Resource and Reserve Estimate on the Guanaceví Project, Durango State Mexico.”

Dated this 16 day of April, 2007

“William J. Lewis”

William J. Lewis, B.Sc., P.Geo.
Senior Geologist,
Micon International Limited

CERTIFICATE OF AUTHOR
DIBYA KANTI MUKHOPADHYAY

As the co-author of this report on the Guanaceví project of Endeavour Silver Corp., in Durango State, Mexico, I, DIBYA KANTI MUKHOPADHYAY do hereby certify that:

1)

I am employed by, and carried out this assignment for, Micon International Co. Limited, Suite 10, Keswick Hall, Norwick, United Kingdom of Great Britain and Northern Ireland, tel. 0044(1603) 501 501, fax 0044(1603) 507 007, e-mail dk@micon-international.co.uk;

2)	I hold the following academic qualifications:

M.Sc. (Applied Geology) Jadavpur University, Kolkata, India 1993

3)

I am a member of the Australasian Institute of Mining and Metallurgy (Member # 225557); as well, I am a member in good standing with The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 140645)

4)	I have worked as a geologist in the minerals industry for almost 14 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration; I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 3 years as an exploration geologist looking for gold and base metal deposits, more than 3 years as a mine geologist in open pit and underground mines and 8 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6)	I have had no prior involvement with the mineral properties in question;

7)

As of the date of this certificate to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

8)	I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

11)

I am responsible for the Micon audited resource estimate and related portions of Sections 1, 14, 17, 19 and 20, except for those portions of the report discussing the reserves of the technical report dated April 16, 2007 entitled “NI 43-101 Technical Report Audit of the Resource and Reserve Estimate on the Guanaceví Project, Durango State Mexico.”

Dated this 16th day of April, 2007

“Dibya Kanti Mukhopadhyay”

Dibya Kanti Mukhopadhyay, M.Sc, MAusIMM
Senior Mineral Resource Geologist,
Micon International Limited

CERTIFICATE OF AUTHOR
ROBERT JAMES LEADER

As the co-author of this report on the Guanaceví project of Endeavour Silver Corporation., in Durango State, Mexico, I, Robert James Leader do hereby certify that:

1)

I am employed by, and carried out this assignment for, Micon International Limited, Suite 205, 700 West Pender Street, Vancouver, BC, V6C 1G8, tel. (604) 647-6463, fax (604) 647-6455, e-mail jleader@micon-international.com;

2)	I hold the following academic qualifications:

ACSM (First Class)                  Camborne School of Mines - 1974
M.Sc. (Engineering)                  Queens University, Kingston, Ontario - 1981

3)

I am a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of British Columbia (Membership #13896), I am a member in good standing of other technical associations and societies, including:

	•	The Canadian Institute of Mining, Metallurgy and Petroleum

	•	The Institute of Materials, Minerals and Mining (IOM3), UK

4)	I have worked as a mining engineer in the minerals industry for 32 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration; I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 3 years working as a mining engineer on a base metal underground mine, and over 15 years as a senior mining engineer and consultant carrying out reserves estimates and mine planning and design for diverse mining projects both underground and open pit;

6)	I have had no prior involvement with the mineral properties in question;

7)

As of the date of this certificate to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

8)	I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

9)

I am responsible for the preparation of those portions of the report dealing with mineral reserve estimates, mining methods and mining costs and in particular portions of sections 1, 14, 16, 18, 19 and 20 of the technical report dated April 16, 2007 entitled “NI 43-101 Technical Report Audit of the Resource and Reserve Estimate on the Guanaceví Project, Durango State, Mexico.”

Dated this 16th day of April, 2007

“Robert J. Leader”

Robert J. Leader, M.Sc., P.Eng.
Senior Mining Engineer
Micon International Limited